Item 2
ICICI Limited

Meeting of the Board of Directors

The Board of Directors of ICICI will consider the audited financial results for the first quarter ended June 30, 2001 at its forthcoming Meeting to be held on July 27, 2001, in Mumbai.

For further press queries please contact Madhvendra Das at +9122 653-6124 or email: das@icici.com.

July 10, 2001

END